UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The Pep Boys—Manny, Moe & Jack

(Name of Subject Company (Issuer))

TAJ Acquisition Co.
and
Bridgestone Retail Operations, LLC

(Names of Filing Persons (Offerors))

Common Stock, $1.00 par value

(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Christopher Nicastro
Vice President, General Counsel
Bridgestone Americas, Inc.
535 Marriott Drive
Nashville, Tennessee 37214

(615) 937-1000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Cohen
Alain A. Dermarkar
Jones Day
2727 N. Harwood Street
Dallas, TX 75201
(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*  A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(ex) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by TAJ Acquisition Co. (“Purchaser”), a direct wholly owned subsidiary of Bridgestone Retail Operations, LLC (“BSRO”), for all of the issued and outstanding shares of common stock, $1.00 par value per share, of The Pep Boys—Manny, Moe & Jack (“Pep Boys”), pursuant to an Agreement and Plan of Merger, dated as of October 26, 2015, by and among Purchaser, BSRO and Pep Boys.

The tender offer for the purchase of the issued and outstanding shares of Pep Boys common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to The Pep Boys—Manny, Moe & Jack, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number (215) 430-9169.

EXHIBIT INDEX

EXHIBIT
NO.
99.1	Joint Press Release, dated October 26, 2015

99.2	Master FAQs

99.3	Pep Boys Field and Store Note from Stu

99.4	Store Manager Talking Points, dated October 26, 2015

99.5	Dealer and Distributor Talking Points, dated October 26, 2015

99.6	Message to Dealers and Distributors, dated October 26, 2015

99.7	Message to Customers, dated October 26, 2015

99.8	Message to Suppliers, dated October 26, 2015

99.9	Message to Vendors, Partners and Agencies, dated October 26, 2015

99.10	Philadelphia Town Hall Talking Points

99.11	Social Media Messaging

99.12	Message to Pep Boys Associates from Stu

2